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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8- 49624

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY                                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEABURY SECURITIES LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

392 SPRINGFIELD AVE, 2ND FLOOR

(No. and Street)

| SUMMIT | NJ | 07901 |
|--------|-----|-------|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T MARRONE                                              646-930-1906

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S CERTIFITED PUBLIC ACCOUNTANT PPL

(Name – if individual, state last, first, middle name)

| 97 FROEHLICH FARM BLVD | WOODBURY | NY | 11797 |
|------------------------|----------|-----|-------|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, PATRICK DOWLING _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEABURY SECURITIES LLC _____ , as of DECEMBER 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02J05032555
Qualified in New York County
Commission Expires August 29, 19 ____ 7/28/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEABURY SECURITIES, LLC


FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2017

SEABURY SECURITIES, LLC

TABLE OF CONTENTS

(CONFIDENTIAL PURSUANT TO RULE 17a5)

December 31, 2017



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seabury Securities LLC (the "Company") (a Delaware limited liability company), as of December 31, 2017 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 10 to 12 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Seabury Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2003.

Woodbury, New York
February 28, 2018

## SEABURY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2017

## ASSETS

**Current Assets**

| | | |
|---|---|---|
| Cash | $ | 103,820 |
| Account receivables | | 130,388 |
| Prepaids | | 3,116 |
| **Total Assets** | $ | 237,324 |

## LIABILITIES AND MEMBER'S EQUITY

**Current Liabilities**

| | | |
|---|---|---|
| Accrued Expenses | $ | 18,182 |
| Due from affiliates | | 32,016 |
| **Total Liabilities** | | 50,198 |
| **MEMBER'S EQUITY** | | 187,126 |
| **Total Liabilities and Member's Equity** | $ | 237,324 |

The accompanying notes are an integral part of these financial statements.

**SEABURY SECURITIES, LLC**
STATEMENT OF INCOME
CONFIDENTIAL PURSUANT TO RULE 17A-5 ( c) (3)
FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| **Revenues** | | |
| Consulting fees | $ | 1,572,641 |
| Interest Income | | 122 |
| | | |
| Total Revenues | $ | 1,572,763 |
| | | |
| **Expenses** | | |
| Employee Compensation and Benefits | | 829,780 |
| Occupancy | | 40,428 |
| Bad debt | | 250,000 |
| Professional Fees | | 102,753 |
| Regulatory Fees and Expenses | | 34,724 |
| Travel and Entertainment Expenses | | 5,066 |
| Other Administrative Expenses | | 64,297 |
| | | |
| Total Expenses | | 1,327,048 |
| | | |
| **Net Income Before Income Tax Expense** | | 245,715 |
| | | |
| **Income Tax (Benefit) Expense** | | 725 |
| | | |
| **Net Income** | $ | 244,990 |

The accompanying notes are an integral part of these financial statements.

# SEABURY SECURITIES, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## CONFIDENTIAL PURSUANT TO RULE 17A-5 (C )(3)
## FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| Member's equity, beginning of year | $ | 9,017,136 |
| Net Income | | 244,990 |
| Capital Distributions | | (9,300,000) |
| Capital Contributions | | 225,000 |
| Member's equity, end of year | $ | 187,126 |

The accompanying notes are an integral part of these financial statements.

**SEABURY SECURITIES, LLC**
STATEMENT OF CASH FLOWS
CONFIDENTIAL PURSUANT TO RULE 17a-5 (c )(3)
FOR THE YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net Income (Loss) | $ | 244,990 |
| | | |
| Increase (Decrease) in Cash Flows as a Result of Changes | | |
| In Asset and Liability Account Balances: | | |
| Accrued Receivable | | (130,388) |
| Accrued Expenses | | (17,218) |
| Prepaids | | (3,116) |
| Due from Affiliates | | 8,940,853 |
| | | |
| NET CASH PROVIDED FROM OPERATING ACTIVITIES | | 9,035,121 |
| | | |
| CASH FLOWS PROVIDED FINANCING ACTIVITIES: | | |
| Member's distributions | | (9,300,000) |
| Member's contributions | | 225,000 |
| | | |
| NET DECREASE IN CASH | | (39,879) |
| | | |
| Cash at January 1, 2017 | | 143,699 |
| | | |
| Cash at December 31, 2017 | $ | 103,820 |
| | | |
| Supplemental Disclosures of Cash Flow Information: | | |
| Cash Benefit During the Year for: | | |
| Income taxes | $ | 725 |
| | | |
| Supplemental Disclosures of Non-Cash Flow Transactions: | | |
| Liability to Affiliate Transferred to Member's Equity | $ | 125,000 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Business Summary

Seabury Securities LLC (the "Company") is a registered broker/dealer and a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

The Company provides financial advisory and investment banking services to aviation and related industries as well as small and medium-size corporations. Services consist of secured asset-based financings, private and public debt/equity offerings and placements, corporate finance and merger and acquisition advisory services.

## Note 2 - Summary of Significant Accounting Policies

### Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits and bank money market accounts with banks or financial institutions with original maturities of three months or less.

### Accrual Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company's year-end is December 31.

### Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2018. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company believe that it will not have a material impact on its financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company. Therefore, no provisions for federal or state taxes are made by the Company. Members of a Limited Liability Company are individually taxes on their pro-rata share of the Company's earnings. The Company is liable for taxes in several states and New York City. Total tax expense for the year ended December 31, 2017 is approximately $725.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Regulatory Requirements

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission basic Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital of $53,622, which was $48,622 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 93.61%.

Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of customers."

Note 4 - Concentration of Credit Risk

The Company maintains cash in bank accounts which at times may exceed federally insured limits. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk.

Note 5 - Related Party Transactions

Pursuant to a service agreement, the Company's affiliate provides various services and other operating assistance to the Company. These include professional fees, use of fixed assets, travel, insurance, subscriptions, taxes, personnel, benefits and other general and administrative services. The total amount of intercompany charges incurred by the Company was approximately $392,396. Approximately $32,016 was due by the Company to the affiliate related to the service agreement as of December 31, 2017.

Note 6 - Member's Equity

During the year 2017, the Company dividend to the Parent $9,300,000. Also during the 2017 the Parent dividend $100,000 to the Company and the Company's member and an affiliate resolved that amounts due them from the company be transferred to member's equity. The total balance transferred was $125,000.

Note 7 - Fair Value

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplished the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value Measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets of liabilities in active markets.

Level 2 – inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset of liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, account receivable, accrued expenses and other liabilities, and deferred revenue.

## Note 8 - Subsequent Events

These financial statements were approved by management and available for issuance on February 28, 2018. Subsequent events have been evaluated through that date.

## Note 9 - Uncertain Tax Positions

The Company's federal, state, and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | | |
|---|---|---:|
| **Total member's equity** | $ | 187,126 |
| **Less nonallowable assets** | | 133,504 |
| **Net capital** | $ | 53,622 |
| **Aggregate indebtedness** | $ | 50,198 |
| Computed minimum net capital required (6.67% of aggregate indebtedness) | $ | 3,347 |
| **Minimum net capital requirement** (under SEC Rule 15c3-1) | $ | 5,000 |
| **Excess net capital (under SEC Rule 15c3-1)** ($53,622 - $5,000) | $ | 48,622 |

| Percentage of aggregate indebtedness to net capital | $ | 50,198 |
|---|---|---:|
| | $ | 53,622 |
| | | 93.61% |

There are no material difference between the computation of net capital present above and the computation of net capital report on the Company's unaudited Form X-17A-5, Part II-A Filing.

CONFIDENTIAL PURSUANT TO RULE 17a-5 (d)(4)

December 31, 2017

Reconciliation with Company's Computation included
in Part II of Form X-17A-5 as of December 31, 2017

| | | |
|---|---|---|
| Net Capital, as Reported in Company's Part II (unaudited)<br>FOCUS Report | $ | 53,622 |
| Audit Adjustments | | - |
| Net Capital, as Audited | $ | 53,622 |

**SEABURY SECURITIES, LLC**
**(CONFIDENTIAL PURSUANT TO RULE 17a-5)**

Computation for Determination of Reserve Requirements and
Information Relating to Possession and control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017


The company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant
to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain
a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Seabury Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Seabury Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Seabury Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Seabury Securities, LLC stated that Seabury Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Seabury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Seabury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 28, 2018

—13—



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Founding Partner:
Melvin Goldberg, CPA

Anita C. Jacobsen, CPA

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON
SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Members of
**Seabury Securities LLC**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Seabury Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Seabury Securities LLC's compliance with the applicable instructions of Form SIPC-7. Seabury Securities LLC's management is responsible for Seabury Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, cancelled checks, and bank transfers, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [SIPC 6 and 7 test workpapers], noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC 6 and 7 test workpapers] supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 28, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM


Schedule III -Exemption from filing Compliance Report
Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 at December 31, 2016, and operated in compliance without exception for the fiscal year then ended.



_____          _____2/28/18_____
Signature                                 Date


Patrick Dowling
_____
Print Name